REXAM

RECEIVED

2007 JUN -6 A 8:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

07024185

31/5/07

FILE NO. 82-3

SUPPL

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Deputy Company Secretary

PROCESSED
JUN 11 2007
THOMSON
FINANCIAL

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

investors

FILE 82-3

Latest News

08 May 2007

Strike ends at US Rexam beverage can plants

Rexam, the global consumer packaging company and the world's leading beverage can maker, is pleased to announce that the United Steelworkers union approved a new five year labour contract at the weekend. Consequently, the strike that began on 11 April at nine of Rexam's US beverage can plants is now over and the sites affected are back in operation.

As indicated in the trading update issued on Thursday 3 May in conjunction with the Annual General Meeting, it is estimated the strike will cost up to £15m in 2007.

Enquiries +44 20 7227 4100
Leslie Van de Walle, Chief Executive Officer
David Robbie, Finance Director

Financial Dynamics +44 20 7269 7121
Richard Mountain

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